UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                ALLIANCE BANCORP
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    01852J105
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 1998
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP Number 01852J105

   1    Name of Reporting Person

        S.S. or I.R.S. Identification Number of Above Person (optional)
             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group  (a)[X]
                                                          (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                         [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        519,892 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       519,892 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             519,892 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [  ]

   13   Percent of Class Represented By Amount in Row (11)
             6.5%

   14   Type of Reporting Person
        PN

   CUSIP Number 01852J105

   1    Name of Reporting Person

        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group  (a)[X]
                                                          (b)[  ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                         [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        519,892 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       519,892 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             519,892 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.5%

   14   Type of Reporting Person
        IN

   CUSIP Number 01852J105

   1    Name of Reporting Person

        S.S. or I.R.S. Identification Number of Above Person (optional)
             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group  (a)[X]
                                                          (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                         [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        519,892 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       519,892 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             519,892 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.5%

   14   Type of Reporting Person
        IN

   CUSIP Number 01852J105

   1    Name of Reporting Person

        S.S. or I.R.S. Identification Number of Above Person (optional)
             Florence Nelson

   2    Check The Appropriate Box If a Member of a Group  (a)[X]
                                                          (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                         [  ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [X]

   13   Percent of Class Represented By Amount in Row (11)
             0%

   14   Type of Reporting Person
        IN

             This is Amendment No. 2 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") on April 23, 1997 (the "Original 13D") and relates to the common stock, $.01 par value (the "Common Stock"), of Alliance Bancorp (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

   Item 3.   Source and Amount of Funds or Other Consideration

             The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $12,850,825. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin agreement with Bear Stearns is attached hereto as Exhibit 2 and incorporated herein by reference.

   Item 5.   Interest in Securities of the Issuer

              (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 519,892 shares of the Common Stock that the Partnership owns, constituting approximately 6.5% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (8,024,293) reported on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1997. Florence Nelson expressly disclaims beneficial ownership of such shares. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

              (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 519,892 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

              (c) The following transactions are the only purchases of the Common Stock made by the Partnership during the past sixty days, all of which were made in open market purchases on the Nasdaq National Market
   System:

        DATE            NUMBER OF SHARES           COST PER SHARE
       5/6/98                 6,500                    $27.75
       5/7/98                 2,700                    $27.75
       5/13/98                3,500                    $27.75
       5/15/98                  400                    $27.50
       6/3/98                 7,500                    $27.13
       6/5/98                15,000                    $26.88
       6/9/98                 7,500                    $26.13
       6/15/98                5,000                    $24.38
       6/16/98                5,425                    $24.16
       6/18/98                  200                    $24.06
       6/18/98                4,000                    $24.06
       6/25/98               40,000                    $23.57

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: June 25, 1998

                       LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                       By:     LaSALLE CAPITAL MANAGEMENT, INC.
                               a General Partner

                               By:  /s/ Richard J. Nelson
                                    Richard J. Nelson, President

                       /s/ Richard J. Nelson
                       Richard J. Nelson

                       /s/ Peter T. Kross
                       Peter T. Kross

                       /s/ Florence Nelson
                       Florence Nelson